New York Life Investments Active ETF Trust 485BPOS

Exhibit (d)(1)(a)

AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

This Amendment to the Investment Advisory Agreement dated as of April 15, 2015, as amended and restated August 28, 2024 (the “Agreement”), by and between New York Life Investments Active ETF Trust, a Delaware trust (the “Trust”), on behalf of its series as set forth on Appendix A (each, a “Fund” and, collectively, the “Funds”), and New York Life Investment Management LLC, a Delaware limited liability company (the “Advisor”) is entered into pursuant Section 8 of the Agreement and is effective as of December 11, 2025.

WHEREAS, the Advisor and the Trust desire to amend Appendix A of the Agreement to reflect the addition of NYLI MacKay Muni Allocation ETF, a series of the Trust.

NOW, THEREFORE, the parties agree that Appendix A of the Agreement is hereby amended and restated in the form of Appendix A attached hereto.

This Amendment, the Agreement, and the attachments to the Agreement constitute the entire agreement between the parties and supersede all prior agreements and understandings between them relating to the subject matter hereof. No modification of the Agreement or this Amendment should be binding on either party unless it is in writing and signed on behalf of each party by a duly authorized representative. This Amendment may be executed in counterparts, each of which shall be deemed to be an original and each of which, taken together, shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers effective as of the date set forth above.

NEW YORK LIFE INVESTMENTS ACTIVE ETF TRUST		NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:	/s/ Jack R. Benintende	By:	/s/ Kirk C. Lehneis
Name:	Jack R. Benintende	Name:	Kirk C. Lehneis
Title:	Vice President	Title:	Senior Managing Director

Appendix A

to

INVESTMENT ADVISORY AGREEMENT

(As of December 11, 2025)

Fund	Fee Rate
NYLI MacKay Muni Insured ETF	0.40% of the average daily net assets
NYLI MacKay Muni Intermediate ETF	0.40% of the average daily net assets
NYLI MacKay Core Plus Bond ETF	0.35% of the average daily net assets
NYLI MacKay California Muni Intermediate ETF	0.45% of the average daily net assets
NYLI Winslow Large Cap Growth ETF	0.75% of the average daily net asset up to $500 million; 0.725% of the average daily net assets from $500 million to $750 million; 0.71% of the average daily net assets from $750 million to $1 billion; 0.70% of the average daily net assets from $1 billion to $2 billion; 0.66% of the average daily net assets from $2 billion to $3 billion; 0.61% of the average daily net assets from $3 billion to $7 billion; 0.585% of the average daily net assets from $7 billion to $9 billion; and 0.575% of the average daily net assets over $9 billion.
NYLI Winslow Focused Large Cap Growth ETF	0.75% of the average daily net asset up to $500 million; 0.725% of the average daily net assets from $500 million to $750 million; 0.71% of the average daily net assets from $750 million to $1 billion; 0.70% of the average daily net assets from $1 billion to $2 billion; 0.66% of the average daily net assets from $2 billion to $3 billion; 0.61% of the average daily net assets from $3 billion to $7 billion; 0.585% of the average daily net assets from $7 billion to $9 billion; and 0.575% of the average daily net assets over $9 billion.
NYLI MacKay High Income ETF	0.40% of the average daily net assets
NYLI CBRE Real Assets ETF	0.65% of the average daily net assets
NYLI MacKay Securitized Income ETF	0.40% of the average daily net assets
NYLI MacKay Muni Short Duration ETF	0.25% of the average daily net assets
NYLI MacKay Muni Allocation ETF	0.40% of the average daily net assets

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